0

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

May 22, 2013

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On May 17, 2013, in accordance with Italian law, the requisite Italian Internal Dealing forms were filed with Borsa Italiana and CONSOB to disclose the transactions described below. For more information on Luxottica Group S.p.A. (the “Company”) and the Delfin Plan referred to in this report, please see the Company’s Annual Report on Form 20-F available on the Company’s website at www.luxottica.com and filed with the SEC.

On May 16, 2013, Delfin S.à r.l. sold 100,000 ordinary shares of the Company pursuant to a grant made under the Delfin Plan at a strike price of Euro 13.67 per share for a purchase price of Euro 1,367,000. On the same date, Delfin S.à r.1 acquired 100,000 ordinary shares of the Company in an off-market transaction at a price per share of Euro 42.5.

END

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
Date: May 22, 2013		ENRICO CAVATORTA CHIEF FINANCIAL OFFICER